# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metals Acquisition Corp. II, CIK 0002107724
CUSIP: G60420125
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O MAPLES CORPORATE SERVICES LTD., P.O. BOX 309 UGLAND HOUSE, GRAND CAYMAN, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001907809

## Reporting persons
- Mudita Advisors LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (10.9% of the class)

## Item 1. Issuer
Name of issuer: Metals Acquisition Corp. II
Address of issuer's principal executive offices: C/O MAPLES CORPORATE SERVICES LTD., P.O. BOX 309 UGLAND HOUSE, GRAND CAYMAN, CAYMAN ISLANDS, KY1-1104.

## Item 2. Person Filing
Name of person filing:
Mudita Advisors LLP on behalf of:

Mudita Original Partnership LP
Mudita Eudoxus LP
Cassini Partners LP - Aristillus
238 Plan Associates
Address of principal business office or, if none, residence:
8 St James's Square
London
SW1Y 4JU
UK
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Mudita Advisors LLP on behalf of managed accounts 2,500,000

Mudita Original Partnership LP (1,610,275)
Mudita Eudoxus LP (249,850)
Cassini Partners LP - Aristillus (506,450)
238 Plan Associates (133,425)
Percent of class:
Mudita Advisors LLP on behalf of managed accounts 12.5%

Mudita Original Partnership LP 7.00%
Mudita Eudoxus LP 1.09%
Cassini Partners LP - Aristillus 2.20%
238 Plan Associates 0.58%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Mudita Advisors LLP on behalf of managed accounts 2,500,000

Mudita Original Partnership LP (1,610,275)
Mudita Eudoxus LP (249,850)
Cassini Partners LP - Aristillus (506,450)
238 Plan Associates (133,425)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Mudita Advisors LLP on behalf of managed accounts 2,500,000

Mudita Original Partnership LP (1,610,275)
Mudita Eudoxus LP (249,850)
Cassini Partners LP - Aristillus (506,450)
238 Plan Associates (133,425)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held by four investment funds for which Mudita Advisors LLP serves as investment adviser. Each fund has the right to receive or direct the receipt of dividends and proceeds from the sale of the securities held for its account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mudita Advisors LLP: Kevin Mandy, CFO (04/07/2026)